EXHIBIT 99.1


[NASDAQ LOGO]


Douglas D. McKenney, CFA
Associate Director
Listing Qualifications
The Nasdaq Stock Market, Inc.

By Facsimile and Overnight Mail
-------------------------------

July 9, 2002

Mr. Stephen D. Martino
Chief Financial Officer
and Principal Accounting Officer
Detwiler, Mitchell & Co.
225 Franklin Street
Boston, MA 02110

Re: Detwiler, Mitchell & Co. (the "Company"')

Dear Mr. Martino:

For the last 30 consecutive trading days, the price of the Company's common stock has closed below the minimum $1.00 per share requirement for continued inclusion under Marketplace Rule 4310(c)(4) (the "Rule"). Therefore, in accordance with Marketplace Rule 4310(c)(8)(D), the Company will be provided 180 calendar days, or until January 6, 2003, to regain compliance. 1 If at anytime before January 6, 2003, the bid price of the Company's common stock closes at $1.00 per share or more for a minimum of 10 consecutive trading days, Staff will provide written notification that the Company complies with the Rule. 2 If compliance with this Rule cannot be demonstrated by January 6, 2003, Staff will determine whether the Company meets the initial listing criteria for the The Nasdaq SmallCap Market under Marketplace Rule 431O( c )(2)(A). 3 If it meets the initial listing criteria, Staff will notify the Company that it has been granted an additional 180 calendar day grace period to demonstrate compliance. Otherwise, Staff will provide written notification that its securities will be delisted. At that time, the Company may appeal Staff's determination to delist its securities to a Listing Qualifications Panel.

______________________________

1 The 180 day period relates exclusively to the bid price deficiency. The Company may be delisted during the 180 day period for failure to maintain compliance with any other listing requirement for which it is currently on notice or which occurs during this period.

2 Under certain circumstances, to ensure that the Company can sustain long-term compliance, Staff may require that the closing bid price equals $1.00 per share or greater for more than 10 consecutive trading days before determining that the Company complies.

3 Marketplace Rule 4310(c)(2)(A) states that "[f]or initial inclusion, the issuer shall have (i) stockholders' equity of $5 million; (ii) market capitalization of $50 million. . . ; or (iii) net income of $750,00O (excluding extraordinary or non-recurring items) in the most recently completed fiscal year or in two of the last three most recently completed fiscal years."


     The Nasdaq Stock Market, Inc. 9600 Blackwell Road, Rockville, MD 20850

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Mr. Stephen D. Martino
July 9,2002
Page 2


If you have any questions, please contact Moira Keith, Senior Analyst, at (301) 978-8052.

Sincerely,


/s/  Douglas D. McKenney


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